SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)

BROWN-FORMAN CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

115637-10-0

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 115637-10-0

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Geo. Garvin Brown IV
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 913,377
(6) Shared voting power 2,642,371
(7) Sole dispositive power 913,377
(8) Shared dispositive power 2,642,371
(9)	Aggregate amount beneficially owned by each reporting person 3,555,748
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). N/A
(11)	Percent of class represented by amount in Row (9) 6.3%
(12)	Type of reporting person (see instructions) IN

CUSIP No. 115637-10-0

(1)	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Campbell P. Brown
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 943,857
(6) Shared voting power 2,652,491
(7) Sole dispositive power 943,857
(8) Shared dispositive power 2,652,491
(9)	Aggregate amount beneficially owned by each reporting person 3,596,348
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). N/A
(11)	Percent of class represented by amount in Row (9) 6.4%
(12)	Type of reporting person (see instructions) IN

Item 1(a) and 1(b). Name of Issuer and Address of Issuer’s Principal Executive Offices

Brown-Forman Corporation

850 Dixie Highway

Louisville, Kentucky 40210

Item 2.

a)	Names of persons filing:

Geo. Garvin Brown IV

Campbell P. Brown

b)	Principal business addresses of reporting persons:

Geo. Garvin Brown IV

850 Dixie Highway

Louisville, Kentucky 40210

Campbell P. Brown

850 Dixie Highway

Louisville, Kentucky 40210

c)	Citizenship: Each of the reporting persons is a citizen of the United States of America.

d)	Title of class of securities: Brown-Forman Corporation Class A Common Stock

e)	CUSIP No.: 0115637-10-0

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Geo. Garvin Brown IV and Campbell P. Brown have agreed in principle to act together for the purpose of holding and voting certain equity securities of the issuer, through the formation of CBGB LLC, a Delaware limited liability company. Each reporting person may be deemed to have acquired beneficial ownership of the equity securities of the issuer beneficially owned by the other reporting person. As of December 31, 2011, the aggregate beneficial ownership of the Geo. Garvin Brown IV and Campbell P. Brown group is 4,509,725 shares of Class A Common Stock, or 8% of the issued and outstanding Class A Common Stock of the issuer.

The number of shares of Class A Common Stock beneficially owned by each reporting person as of December 31, 2011 is as follows:

	Geo. Garvin Brown IV:

(a)	Beneficially Owned	3,555,748
(b)	Percent of Class	6.3%
(c)	Sole Voting Power	913,377
	Shared Voting Power	2,642,371
	Sole Disposition Power	913,377
	Shared Disposition Power	2,642,371

	Campbell P. Brown:

(a)	Beneficially Owned	3,596,348
(b)	Percent of Class	6.4%
(c)	Sole Voting Power	943,857
	Shared Voting Power	2,652,491
	Sole Disposition Power	943,857
	Shared Disposition Power	2,652,491

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [            ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The reporting persons have agreed in principle to act together for the purpose of holding and voting certain equity securities of the issuer, through their formation of CBGB LLC, a Delaware limited liability company (the “LLC”). The LLC holds in the aggregate 2,642,357 shares (the “LLC Shares”), or 4.7%, of the issued and outstanding Class A Common Stock of the issuer. The LLC has the right to receive the dividends and the proceeds of sale from the LLC Shares.

Other individuals have the right to receive the dividends and the proceeds of sale from certain of the shares for which the undersigned have shared voting and dispositional control.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

See Item 2.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2012

/s/ Geo. Garvin Brown IV

Geo. Garvin Brown IV

/s/ Campbell P. Brown

Campbell P. Brown

AGREEMENT AMONG REPORTING PERSONS

The undersigned hereby agree as follows:

1.	Each of them is individually eligible to use the Schedule 13G, as amended, to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

2.	Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but neither of them is responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 9, 2012

/s/ Geo. Garvin Brown IV

Geo. Garvin Brown IV

/s/ Campbell P. Brown

Campbell P. Brown